JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2988

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

05011084

30th August 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2005 SEP 12 A 10:

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction in P T Astra International Tbk ("Astra"), a subsidiary of JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares acquired	Price Per Share
A J L Nightingale	Acquisition of Astra shares	29/08/2005	400,000	IDR 9,881.25

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
SEP 12 2005
THOMSON
FINANCIAL

9/12

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